UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter and year ended March 31, 2011
Commission File Number 001-34837

MAKEMYTRIP LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Mauritius
(Jurisdiction of incorporation or organization of registrant)

103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
MakeMyTrip Limited refers to the Consolidated Financial Statements for the year ended March 31, 2011, attached by MakeMyTrip Limited as Exhibit 99.2 to its Form 6-K submitted on May 11, 2011.
MakeMyTrip Limited notes the following typographical errors in those Consolidated Financial Statements:
(1)	On page F-31, the number “2,747,354” should be “2,735,545”.

(2)	On page F-35, the number “(11,245,247)” in the row entitled “Shares issued during the year on exercise of options” should be “1,079,213”.

(3)	On page F-35, the number “22,775,179” in the row entitled “Balance as at March 31, 2011” should be “35,099,639”.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: May 12, 2011

MAKEMYTRIP LIMITED
By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer